File No. 812-14250

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDED APPLICATION PURSUANT TO SECTION 6(c) OF THE
INVESTMENT COMPANY ACT OF 1940, AS AMENDED,
FOR AN ORDER EXEMPTING THE APPLICANTS FROM
THE PROVISIONS OF SECTION 9(a), 13(a), 15(a) AND 15(b)
OF THE 1940 ACT AND RULES 6e-2(b)(15) AND
6e-3(T)(b)(15) THEREUNDER

Managed Portfolio Series
U.S. Bancorp Fund Services, LLC
Tortoise Capital Advisors, L.L.C.

Communications, Notices and Orders to:

Angela Pingel, Esq.
U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI  53202

Questions and copies of Communications, Notices and Orders to:

Thomas G. Sheehan, Esq.
Bernstein Shur
100 Middle Street
Portland, ME 04101

September 11, 2014

Page 1 of 37 Pages, including Exhibits
Exhibit Index appears on Page 30
As filed on September 11, 2014

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

IN THE MATTER OF

Managed Portfolio Series
615 East Michigan Street
Milwaukee, WI 53202

U.S. Bancorp Fund Services, LLC
MK-WI-T10F
777 East Wisconsin Ave.
Milwaukee, WI 53202

and

Tortoise Capital Advisors, L.L.C.
11550 Ash Street.
Suite 300
Leawood, KS 66211-7811

File No. 812-14250

Investment Company Act of 1940

AMENDED APPLICATION PURSUANT
TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED,
FOR AN ORDER EXEMPTING THE
APPLICANTS FROM THE PROVISIONS
OF SECTION 9(a), 13(a), 15(a) AND 15(b)
OF THE 1940 ACT AND RULES 6e-2(b)(15)
AND 6e-3(T)(b)(15) THEREUNDER

I.	SUMMARY OF APPLICATION

Managed Portfolio Series (the "Trust"), U.S. Bancorp Fund Services, LLC ("USBFS") and Tortoise Capital Advisors, L.L.C. (“Tortoise”) (collectively, the "Applicants") hereby submit this application (the “Application”) to request an order (the "Order") of the U.S. Securities and Exchange Commission (the "Commission") pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act") granting exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) (or any comparable provisions of a permanent rule that replaces Rule 6e-3(T)) thereunder), in cases where a life insurance company separate account supporting variable life insurance contracts holds shares of Tortoise VIP MLP & Pipeline Portfolio, an existing series of the Trust (“Existing Variable Fund”)1, and/or any Future Variable Funds (as defined below) and one or more of the following other types of investors also hold shares of the Variable Funds (as defined below):

________________
1 The Existing Variable Fund became effective with the SEC on April 23, 2014. There is currently only one participating insurance company, a variable annuity separate account.

(i)
separate accounts registered as investment companies or separate accounts that are not registered as investment companies under the 1940 Act pursuant to exemptions from registration under Section 3(c) of the 1940 Act that fund variable annuity contracts ("VA Accounts") and variable life insurance contracts ("VLI Accounts") (VA Accounts and VLI Accounts together "Separate Accounts") issued by both affiliated life insurance companies and unaffiliated life insurance companies ("Participating Insurance Companies");

(ii)	trustees of qualified group pension and group retirement plans outside of the Separate Account context ("Qualified Plans");

(iii)
the investment adviser or any subadviser to a Variable Fund, as defined below, or affiliated persons of the adviser or subadviser (representing seed money investments in the Variable Fund (“Advisers”)2; and

(iv)	general accounts of insurance company depositors of VA Accounts and/or VLI Accounts ("General Accounts").3

As used herein, a “Future Variable Fund” is any investment company (or investment portfolio or series thereof), other than the Existing Variable Fund, that is designed to fund VA Accounts and/or VLI Accounts and for which USBFS or any of its affiliates serves in the future as investment adviser, sub-adviser, manager, administrator, principal underwriter or sponsor. The Existing Variable Fund and any Future Variable Fund is referred to herein as a “Variable Fund,” and collectively as the “Variable Funds.”

II.	BACKGROUND

A.	Managed Portfolio Series

The Trust was organized as a Delaware statutory trust on January 27, 2011, and is registered as an open-end management investment company under the 1940 Act (File No. 811-22525).4 The Trust is a series investment company as defined by Rule 18f-2 under the 1940 Act and currently is comprised of a number of series advised by multiple investment advisers. The Trust currently has 26 series comprised of the Existing Variable Fund and 25 other series managed by 17 different investment advisers and two sub-advisers.  The investment advisers to the current series and to the Variable Funds are not affiliated with USBFS and may or may or not be affiliated with each other. Each series pursues its own investment strategy and is liable for its own expenses. However, the combination of multiple series managed by multiple investment advisers into a single registered investment company allows the series to share a single Board of Trustees ("Board") and Chief Compliance Officer, as well as common auditors, fund counsel, custodians and other service providers. Expenses common to multiple series can be shared by those series, thus allowing the portfolios to realize economics of scale and reduce operating expenses.

________________
2 Return on shares held by a General Account or Adviser must be computed in the same manner as for shares held by a Separate Account, and the General Account or Adviser must not intend to sell shares of the investment company held by it to the public.

3 See n. 2, supra

4 Pursuant to Rule 0-4 under the 1940 Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

The Trust has registered two classes of shares of the Existing Variable Fund under the Securities Act of 1933 (the “1933 Act”) (Reg. File No. 333-172080) on Form N-1A.5  The Trust may establish Future Variable Funds and additional classes of shares for any of the Variable Funds.  Shares of the Variable Funds (hereinafter referred to as “Shares”) will not be offered to the general public, but will only be offered to Separate Accounts of a Participating Insurance Company, to Qualified Plans, to the Adviser(s) for seed money, and to General Accounts. This Application seeks exemptive relief only for the Existing Variable Fund and any Future Variable Fund as defined herein, but does not seek exemptive relief for the remaining 25 current series because they are not designed to be sold to VA Accounts and/or VLI Accounts.

B.	U.S. Bancorp Fund Services, LLC

USBFS, a Wisconsin limited liability company and a subsidiary of U.S, Bancorp, is located at 615 East Michigan Street, Milwaukee, WI 53202.  Subject to the supervision of the Board, USBFS provides administration, fund accounting and transfer agent services to the existing series of the Trust and the Existing Variable Fund, and is proposed to provide the same services to Future Variable Funds of the Trust.  USBFS may provide individuals to serve as officers of the Trust, which officers may be directors, officers or employees of USBFS or its affiliates. USBFS is paid a fee for its services, which may consist of a base fee, a per account fee and/or an asset-based fee. Quasar Distributors, LLC, a Delaware limited liability company that is an affiliate of USBFS (“Quasar”), serves or will be proposed to serve as the principal underwriter for all the Variable Funds. Quasar is a registered broker – dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority.

C.	Tortoise Capital Advisors, L.L.C.

Tortoise, a Delaware limited liability company, is the investment adviser to the Existing Variable Fund, and also serves as the investment adviser to three current series of the Trust -- Tortoise MLP & Pipeline Fund, Tortoise North American Energy Independence Fund, and Tortoise Select Opportunity Fund -- for which this Application does not seek exemptive relief because such series are not designed to be sold to VA Accounts and/or VLI Accounts.  The investment strategy of the Existing Variable Fund is substantially similar to the investment strategy of the Tortoise MLP & Pipeline Fund.  Tortoise is an SEC-registered investment adviser specializing in managing portfolios of securities of listed energy companies, and is wholly-owned by Tortoise Holdings, LLC.  Mariner Holdings, LLC, through its wholly-owned subsidiary, Montage Investments, LLC, owns a majority interest in Tortoise Holdings, LLC, with the remaining interests held by the five members of the Tortoise’s investment committee and certain other senior employees of Tortoise.  Tortoise’s  principal business address is 11550 Ash Street, Suite 300, Leawood, KS 66211.
________________
5 Pursuant to Rule 0-4 under the 1940 Act, this file is hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

Subject to the authority of the Board of Trustees of the Trust, Tortoise will oversee the investment operations of the Existing Variable Fund, including the purchase, retention and disposition of securities in accordance with the Variable Fund’s investment objective.

III.	PROPOSED SALE OF SHARES

A.	Sales to VLI Accounts and VA Accounts

The Existing Variable Fund proposes, and Future Variable Funds will propose, to offer their Shares to Separate Accounts of Participating Insurance Companies to serve as investment media to support variable life insurance contracts (“VLI Contracts”) and variable annuity contracts (“VA Contracts”) (VLI Contracts and VA Contracts together “Variable Contracts”) issued through such accounts.6  Each Separate Account is or will be established as a segregated asset account by a Participating Insurance Company pursuant to the insurance law of the insurance company’s state of domicile.  As such, the assets of each will be the property of the Participating Insurance Company, and that portion of the assets of such Separate Account equal to the reserves and other contract liabilities with respect to the Separate Account will not be chargeable with liabilities arising out of any other business that the insurance company may conduct.  The income, gains and losses, realized or unrealized from such Separate Account’s assets will be credited to or charged against the Separate Account without regard to other income, gains or losses of the Participating Insurance Company.  If a VLI Account or VA Account is registered as an investment company, it will be a “separate account” as defined by Rule 0-1(e) (or any successor rule) under the 1940 Act and will be registered as a unit investment trust.7 For purposes of the 1940 Act, the Participating Insurance Company that establishes such a registered VLI Account or VA Account is the depositor and sponsor of the Separate Account as those terms have been interpreted by the Commission with respect to variable life insurance and variable annuity separate accounts.  Each Participating Insurance Company may rely on Rule 6e-2 or Rule 6e-3(T) under the 1940 Act.

________________
6 There is currently only one participating insurance company, a variable annuity separate account.

7 VLI Accounts and VA Accounts often are not registered as investment companies in reliance upon the exclusions from the definition of an investment company in Sections 3(c)(1), 3(c)(7) or 3(c)(11) of the 1940 Act. Likewise, interests in such unregistered separate accounts issued in the form of variable life insurance contracts or variable annuity contracts are usually sold in reliance upon the exemption from the registration requirements of the 1933 Act contained in Section 3(a)(2) or 4(2) of that Act.

As described more fully below, the Variable Funds will sell their Shares to Separate Accounts only if each Participating Insurance Company sponsoring such Separate Account enters into a participation agreement with the Variable Funds (“Participation Agreement”).  The Participation Agreements define or will define the relationship between each Variable Fund and each Participating Insurance Company and memorialize or will memorialize, among other matters, the fact that, except where the Participation Agreement specifically provides otherwise, the Participating Insurance Company will remain responsible for establishing and maintaining any Separate Account covered by the agreement and for complying with all applicable requirements of state and federal law pertaining to such accounts and to the sale and distribution of Variable Contracts issued through such Separate Accounts.  The role of the Variable Funds under this arrangement, with regard to the federal securities laws, will consist of offering and selling Shares of the Variable Funds to the Separate Accounts and fulfilling any conditions that the Commission may impose in granting the requested Order.

The use of a common management investment company (or series thereof) as an investment medium for both VLI Accounts and VA Accounts of the same Participating Insurance Company, or of two or more insurance companies that that are affiliated persons of each other, is referred to as "mixed funding." The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts and/or VA Accounts of the two or more Participating Insurance Companies that are not affiliated persons of each other, is referred to as "shared funding."

B.	Sales to Qualified Plans, Advisers and General Accounts

Applicants propose that the Variable Funds also be permitted to offer and/or sell Shares to Qualified Plans. As described below, federal tax law permits investment companies to increase their net assets by selling Shares to Qualified Plans.

Section 817(h) of the Internal Revenue Code of 1986, as amended (the "Code") imposes certain diversification standards on assets underlying Variable Contracts, such as those in each of the Variable Funds. The Code provides that Variable Contracts will not be treated as annuity contracts or life insurance policies for any period (and any subsequent period) for which the underlying assets are not, in accordance with regulations prescribed by the Treasury Department, adequately diversified. On March 2, 1989, the Treasury Department issued Treasury Regulations (Treas. Reg. Section 1.817-5)8 that established diversification requirements for Variable Contracts, which require the separate accounts upon which these contracts are based to be diversified as provided in the Treasury Regulations. In the case of separate accounts that invest in underlying investment companies, the Treasury Regulations provide a "look through" rule that permits the separate account to look to the underlying investment company for purposes of meeting the diversification requirements, provided that the beneficial interests in the investment company are held only by the segregated asset accounts of one or more insurance companies. However, the Treasury Regulations also contain certain exceptions to this requirement, one of which permits shares in an investment company to be held by a Qualified Plan without adversely affecting the ability of shares in the same investment company to also be held by separate accounts funding Variable Contracts (Treas. Reg. Section 1.817-5(f)(3)(iii)).  Another exception allows shares of the investment company to be held by the investment adviser of the investment company (and certain companies related to the investment adviser) representing seed capital required by Section 14(a) of the 1940 Act.  A final exception allows shares of the investment company to be held by the General Account of a Participating Insurance Company.

________________
8 These regulations were proposed on September 15, 1986.

Qualified Plans may invest in shares of an investment company as the sole investment under the Qualified Plan, or as one of several investments. Qualified Plan participants may or may not be given an investment choice depending on the terms of the Qualified Plan itself. The trustees or other fiduciaries of a Qualified Plan may vote investment company shares held by the Qualified Plan in their own discretion or, if the applicable Qualified Plan so provides, vote such shares in accordance with instructions from participants in such Qualified Plan. Applicants have no control over whether trustees or other fiduciaries of Qualified Plans, rather than participants in the Qualified Plans, have the right to vote under any particular Qualified Plan. Each Qualified Plan must be administered in accordance with the terms of the Qualified Plan and as determined by its trustee or trustees. To the extent permitted under applicable law, Adviser(s) may act as investment adviser(s) or trustee(s) to Qualified Plans that purchase Shares of any Variable Fund.

Applicants propose that the Variable Funds may also sell Shares to their respective Adviser(s) for the purpose of providing seed capital. The Treasury Regulations permit such sales as long as the return on shares held by Adviser(s) is computed in the same manner as Shares held by Separate Accounts, Adviser(s) do(es) not intend to sell the Shares to the public, and sales to the Adviser(s) are only made in connection with the creation of a series of an investment company. (Treas. Reg. 1.817-5(f)(3)(ii)).

Applicants propose that the Variable Funds also be permitted to offer and/or sell Shares to the General Accounts of Participating Insurance Companies. The Treasury Regulations permit sales to general accounts as long as the return on shares held by general accounts is computed in the same manner as for Shares held by Separate Accounts and the Participating Insurance Company does not intend to sell the Shares to the public (Treas. Reg. 1.817-5(f)(3)(i)).

The use of a common management investment company (or series thereof) as an investment medium for VLI Accounts, VA Accounts, Advisers, General Accounts and Qualified Plans is referred to herein as "extended mixed funding."

IV.	EXEMPTIONS REQUESTED

A.	Statutory Restrictions

Section 9(a)(2) of the 1940 Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of any investment company, including a unit investment trust, if an affiliated person of that company is subject to disqualification enumerated in Section 9(a)(1) or (2) of the 1940 Act. Sections 13(a), 15(a), and 15(b) of the 1940 Act have been deemed by the Commission to require "pass-through" voting with respect to an underlying investment company’s shares.

B.	Rule 6e-2(b)(15)

Rule 6e-2(b)(15) under the 1940 Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act to VLI Accounts organized as unit investment trusts ("UITs") supporting scheduled premium VLI Contracts and to their life insurance company depositors.1 The exemptions granted by the Rule are available, however, only where a fund offers its shares exclusively to VLI Accounts of the same Participating Insurance Company and/or of Participating Insurance Companies that are affiliated persons of the same Participating Insurance Company and then, only where scheduled premium VLI Contracts are issued through such VLI Accounts. Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-2(b)(15) if shares of the fund are held by (i) a VLI Account through which flexible premium VLI Contracts are issued, (ii) a VLI Account of an unaffiliated Participating Insurance Company, (iii) an unaffiliated Adviser, (iv) any VA Account or (iv) a Qualified Plan. In other words, Rule 6e-2(b)(15) does not provide exemptions when a scheduled premium VLI Account invests in shares of a management investment company that serves as a vehicle for mixed funding, extended mixed funding or shared funding.

Accordingly, Applicants request relief from sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act to the extent necessary to permit shares of the Variable Funds to be sold to Qualified Plans, Advisers, and General Accounts while allowing Participating Insurance Companies and their VA Accounts and VLI Accounts to enjoy the benefits of the relief granted under Rule 6e-2(b)(15).

C.	Rule 6e-3(T)(b)(15)

Rule 6e-3(T)(b)(15) under the 1940 Act provides partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act to VLI Accounts organized as UITs supporting flexible premium variable life insurance contracts and their life insurance company depositors.10 The exemptions granted by the Rule are available, however, only where a fund offers its shares exclusively to VLI Accounts (through which either scheduled premium or flexible premium VLI Contracts are issued) of the same Participating Insurance Company and/or of Participating Insurance Companies that are affiliated persons of the same Participating Insurance Company, VA Accounts of the same Participating Insurance Company or of affiliated Participating Insurance Companies, or the General Account of the same Participating Insurance Company or of affiliated Participating Insurance Companies.11 Therefore, VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rule 6e-3(T)(b)(15) if Shares of a Variable Fund are held by a VLI Account of an unaffiliated Participating Insurance Company, VA Account of an unaffiliated Participating Insurance Company, an unaffiliated investment adviser, the General Account of an unaffiliated Participating Insurance Company, or a Qualified Plan. In other words, Rule 6e-3(T)(b)(15) permits VLI Accounts supporting flexible premium VLI Contracts to invest in shares of a management investment company that serves as a vehicle for mixed funding, but does not permit such a VLI Account to invest in shares of a management investment company that serves as a vehicle for extended mixed funding or shared funding.

________________
9 The relief provided by Rule 6e-2(b)(l5) is also granted to the investment adviser and principal underwriter.

10 Rule 6e-3(T)(b)(15) also provides these exemptions to the principal underwriter of the flexible premium VLI Contracts issued through the applicable VLI Account.

11 The exemptions provided by Rule 6e-3(T)(b)(15) also would generally be available if a fund sells seed money shares to an affiliated person of both the fund and a Participating Insurance Company, such as an investment adviser, that is not a Participating Insurance Company. See Metropolitan Tower Life Insurance Company et al. (Jun. 13, 1983).

Accordingly, Applicants request relief from sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act to the extent necessary to permit shares of the Variable Funds to be sold to Qualified Plans, Advisers, and General Accounts while allowing Participating Insurance Companies and their VA Accounts and VLI Accounts to enjoy the benefits of the relief granted under Rule 6e-3(T)(b)(15).

D.	Effect of Sales to Qualified Plans, Advisers, and General Accounts

As explained below, Applicants maintain that there is no policy reason for the sale of Variable Fund Shares to Qualified Plans, Advisers, or General Accounts to prohibit or otherwise limit a Participating Insurance Company from relying on the relief provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15).12  Nonetheless, Rule 6e-2 and Rule 6e-3(T) each specifically provides that the relief granted thereunder is available only where shares of the underlying fund are offered exclusively to insurance company separate accounts.  In this regard, Applicants request exemptive relief to the extent necessary to permit Shares of the Variable Funds to be sold to Qualified Plans, Advisers, and General Accounts while allowing Participating Insurance Companies and their VA Accounts and VLI Accounts to enjoy the benefits of the relief granted under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15).  Applicants note that if the Variable Funds were to sell their Shares only to Qualified Plans, exemptive relief under Rule 6e-2 and Rule 6e-3(T) would not be necessary.  The relief provided for under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15) does not relate to Qualified Plans, Advisers, or General Accounts or to a registered investment company’s ability to sell its shares to such purchasers.

Applicants are not aware of any reason for excluding Separate Accounts and investment companies engaged in shared funding from the exemptive relief provided under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), or for excluding Separate Accounts and investment companies engaged in mixed funding from the exemptive relief provided under Rule 6e-2(b)(15).  Similarly, Applicants are not aware of any reason for excluding Participating Insurance Companies from the exemptive relief requested because the Variable Funds may also sell their Shares to Qualified Plans, Advisers, and General Accounts.  Rather, Applicants submit that the proposed sale of Shares of the Variable Funds to these purchasers may allow for the development of larger pools of assets resulting in the potential for greater investment and diversification opportunities, and for decreased expenses at higher asset levels resulting in greater cost efficiencies.

________________
12 In this regard, Applicants note that the adoption of Treasury Regulation 1.817-5 followed the adoption of the most recent revisions to Rules 6e-2(b)(15) and 6e-3(T)(b)(15) by three years and two years, respectively. Thus, at the time that the Commission most recently considered Rules 6e-2(b)(15) and 6e-3(T)(b)(15), sale of fund shares to both VLI Accounts and Qualified Plans was not contemplated.

Applicants understand that the reason the Commission did not grant more extensive relief in the area of mixed and shared funding when it adopted Rule 6e-3(T) is because of the Commission’s uncertainty in this area with respect to issues such as conflicts of interest.  Applicants believe, however, that the Commission’s concern in this area is not warranted here.  For the reasons explained below, Applicants have concluded that investment by Qualified Plans, Advisers, and General Accounts in the Variable Funds should not increase the risk of material irreconcilable conflicts between owners of VLI Contracts and other types of investors or between owners of VLI Contracts issued by unaffiliated Participating Insurance Companies.

E.	Class Relief

Consistent with the Commission’s authority under Section 6(c) of the Act to grant exemptive orders to a class or classes of persons and transactions, Applicants request exemptions for a class consisting of Participating Insurance Companies and their separate accounts investing in the Existing Variable Fund and Future Variable Funds, as well as their principal underwriters, that currently invest or in the future will invest in the Variable Funds.

There is ample precedent, in a variety of contexts, for granting exemptive relief not only to the applicants in a given case, but also to members of the class not currently identified that may be similarly situated in the future.  Such class relief has been granted in various contexts and from a wide variety of the 1940 Act’s provisions, including class exemptions in the context of mixed funding, extended mixed funding, and shared funding.13  Such class exemptions have included, among other things, the sale of shares by unnamed underlying funds to Separate Accounts of Participating Insurance Companies and Qualified Plans.

________________
13 See, e.g., Arden Investment Series Trust, et al., Inv. Co. Act Rel. No. 30745 (Oct. 17, 2013) (notice), Inv. Co. Act Rel. No. 30781 (Nov. 12, 2013) (order); Variable Insurance Trust, et al., Inv. Co. Act Rel. No. 30700 (Sept. 24, 2013) (notice), Inv. Co. Act Rel. No. 30749 (Oct. 22, 2013) (order); Hatteras Variable Trust, et al., Inv. Co. Act Rel. No. 30296 (Dec. 6, 2012) (notice), Inv. Co. Act Rel. No. 30338 (Jan. 2, 2013) (order); Northern Lights Variable Trust, et al., Inv. Co. Act Rel. No. 29729 (Jul. 19, 2011) (notice), Inv. Co. Act Rel. No. 29757 (Aug. 16, 2011) (order); Fairholme VP Series Fund, et al., Inv. Co. Act Rel. No. 29619 (Mar. 28, 2011) (notice), Inv. Co. Act Rel. No. 29661 (Apr. 26, 2011) (order); MML Series Investment Fund, et al, Inv. Co. Act Rel. No. 28849 (Aug. 20, 2009) (notice), Inv. Co. Act Rel. No. 28901 (Sep. 15, 2009) (order); Mainstay VP Series Fund, Inc., et al., Inv. Co. Act Rel. No. 28619 (Feb. 20, 2009) (notice), Inv. Co. Act Rel. No. 28651 (Mar. 18, 2009) (order); Financial Investors Variable Insurance Trust, et al., Inv. Co. Act Rel. No. 27965 (Sep. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sep. 27, 2007) (order); Sentinel Variable Products Trust, et al., Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); Delaware VIP Trust, et al., Inv. Co. Act Rel. No.27886 (Jul. 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); Principal Variable Contracts Fund, Inc., et al., Inv. Co. Act Rel. No.27852 (June 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (Jul. 17, 2007) (order); Cohen & Steers VIF Realty Fund, Inc. et al., Inv. Co. Act Rel. No. 27416 (June 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (Jul. 20, 2006) (order); MLIG Variable Insurance Trust and Roszel Advisors, LLC, Inv. Co. Act Rel. No. 26203 (Oct. 8, 2003) (notice), Inv. Co. Act Rel. No. 26248 (Nov. 4, 2003) (order); Nations Separate Account Trust et al., Inv. Co. Act Rel. No. 25096 (July 31, 2001) (notice), Inv. Co. Act Rel. No. 25139 (Aug. 24, 2001) (order); Met Investors Series Trust et al., Inv. Co. Act Rel. No. 24997 (Jun. 5, 2001) (notice), Inv. Co. Act Rel. No. 25057 (Jul. 31, 2001) (order); Hartford Capital Appreciation HLS Fund, Inc., et al., Inv. Co. Act Rel. No. 24676 (Oct. 3, 2000) (notice), Inv. Co. Act Rel. No. 24724 (Nov. 1, 2000) (order).

The Commission has previously granted exemptive orders permitting open-end management investment companies to offer their shares directly to Qualified Plans, Advisers, and General Accounts in addition to offering their shares to Separate Accounts of affiliated or unaffiliated insurance companies which issue either or both VA Contracts or VLI Contracts.14

The order sought in this Application is largely identical to these precedents with respect to the scope of the exemptions and the conditions proposed by the Applicants. Applicants believe that the same policies and considerations that led the Commission to grant such exemptions to other similarly situated applicants are present here.

V.	GROUNDS FOR RELIEF

Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction or class or classes of any person, security or transaction from any provision or provisions of the 1940 Act, or the rules or regulations thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants submit that the exemptions requested are appropriate and in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants therefore request that the Commission issue an order under Section 6(c) of the 1940 Act granting the exemptions requested.

A.	Disqualification.

Section 9(a)(3) of the Act provides, among other things, that it is unlawful for any company to serve as investment adviser or principal underwriter of any registered open-end investment company if an affiliated person of that company is subject to a disqualification enumerated in Sections 9(a)(1) or (2).  Rules 6e-2(b)(15)(i) and (ii) and Rules 6e-3(T)(b)(15)(i) and (ii) under the 1940 Act provide exemptions from Section 9(a) under certain circumstances, subject to the limitations discussed above on mixed funding, extended mixed funding and shared funding.  These exemptions limit the application of the eligibility restrictions to affiliated individuals or companies that directly participate in management or administration of the underlying investment company.

________________
14 See, e.g., Arden Investment Series Trust, et al., Inv. Co. Act Rel. No. 30745 (Oct. 17, 2013) (notice), Inv. Co. Act Rel. No. 30781 (Nov. 12, 2013) (order); Variable Insurance Trust, et al., Inv. Co. Act Rel. No. 30700 (Sept. 24, 2013) (notice), Inv. Co. Act Rel. No. 30749 (Oct. 22, 2013) (order) Hatteras Variable Trust, et al., Inv. Co. Act Rel. No. 30296 (Dec. 6, 2012) (notice), Inv. Co. Act Rel. No. 30338 (Jan. 2, 2013) (order); Northern Lights Variable Trust, et al., Inv. Co. Act Rel. No. 29729 (Jul. 19, 2011) (notice), Inv. Co. Act Rel. No. 29757 (Aug. 16, 2011) (order); Mainstay VP Series Fund, Inc., et al., Inv. Co. Act Rel. No. 28619 (Feb. 20, 2009) (notice), Inv. Co. Act Rel. No. 28651 (Mar. 18, 2009) (order); Financial Investors Variable Insurance Trust, et al., Inv. Co. Act Rel. No. 27965 (Sep. 4, 2007) (notice), Inv. Co. Act Rel. No. 27999 (Sep. 27, 2007) (order); Sentinel Variable Products Trust, et al., Inv. Co. Act Rel. No. 27921 (Aug. 3, 2007) (notice), Inv. Co. Act Rel. No. 27959 (Aug. 29, 2007) (order); Delaware VIP Trust, et al., Inv. Co. Act Rel. No.27886 (Jul. 16, 2007) (notice), Inv. Co. Act Rel. No. 27926 (Aug. 9, 2007) (order); Principal Variable Contracts Fund, Inc., et al., Inv. Co. Act Rel. No.27852 (June 18, 2007) (notice), Inv. Co. Act Rel. No. 27887 (Jul. 17, 2007) (order); Cohen & Steers VIF Realty Fund, Inc. et al., Inv. Co. Act Rel. No. 27416 (June 28, 2006) (notice), Inv. Co. Act Rel. No. 27422 (Jul. 20, 2006) (order); Nations Separate Account Trust et al., Inv. Co. Act Rel. No. 25096 (July 31, 2001) (notice), Inv. Co. Act Rel. No. 25139 (Aug. 24, 2001) (order).

The relief provided by Rules 6e-2(b)(15)(i) and 6e-3(T)(b)(15)(i) permits a person that is disqualified under Sections 9(a)(1) or (2) of the 1940 Act to serve as an officer, director, or employee of the Participating Insurance Company, or any of its affiliates, as long as that person does not participate directly in the management or administration of the underlying investment company.  The relief provided by Rules 6e-2(b)(15)(ii) and 6e-3(T)(b)(15)(ii) under the 1940 Act permits the Participating Insurance Company to serve as the underlying investment company’s investment adviser or principal underwriter, provided that none of the insurer’s personnel who are ineligible pursuant to Section 9(a) participates in the management or administration of the investment company.

In effect, the partial relief granted in Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the 1940 Act from the requirements of Section 9 of the 1940 Act limits the amount of monitoring necessary to ensure compliance with Section 9 to that which is appropriate in light of the policy and purposes of Section 9.  Those rules recognize that it is not necessary for the protection of investors or the purposes fairly intended by the policy and provisions of the 1940 Act to apply the provisions of Section 9(a) to all individuals in a large insurance complex, most of whom will have no involvement in matters pertaining to investment companies in that organization.  Applicants assert that it is also unnecessary to apply Section 9(a) of the Act to the many individuals in various unaffiliated insurance companies (or affiliated companies of Participating Insurance Companies) that may utilize the Variable Funds as investment vehicles for Separate Accounts.  There is no regulatory purpose served in extending the monitoring requirements to embrace a full application of Section 9(a)’s eligibility restrictions because of mixed funding, extended mixed funding or shared funding.  The Participating Insurance Companies and Qualified Plans are not expected to play any role in the management of the Variable Funds.  Those individuals who participate in the management of the Variable Funds will remain the same regardless of which VA Accounts, VLI Accounts, Participating Insurance Companies or Qualified Plans use such Variable Funds.  Applying the monitoring requirements of Section 9(a) of the 1940 Act because of investment by Separate Accounts and Qualified Plans would be unjustified and would not serve any regulatory purpose.  Furthermore, the increased monitoring costs could reduce the net rates of return realized by owners of Variable Contracts and Qualified Plan participants.

Moreover, Qualified Plans, Advisers, and General Accounts are not themselves investment companies, and therefore are not subject to Section 9 of the Act.  Furthermore, it is not anticipated that a Qualified Plan would be an affiliated person of the Variable Funds except by virtue of its holding 5% or more of a Variable Fund’s Shares.

B.	Pass-Through Voting

Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) under the 1940 Act provide exemptions from pass-through voting requirements with respect to several significant matters, assuming the limitations on mixed funding, extended mixed funding and shared funding are observed.  Rules 6e-2(b)(15)(iii)(A) and 6e-3(T)(b)(15)(iii)(A) provide that the insurance company may disregard the voting instructions of its variable life insurance contract owners with respect to the investments of an underlying investment company, or any contract between such an investment company and its investment adviser, when required to do so by an insurance regulatory authority (subject to the provisions of paragraphs (b)(5)(i) and (b)(7)(ii)(A) of Rules 6e-2 and 6e-3(T)).  Rules 6e-2(b)(15)(iii)(B) and 6e-3(T)(b)(15)(iii)(A)(2) provide that an insurance company may disregard the voting instructions of owners of its variable life insurance contracts if such owners initiate any change in an underlying investment company’s investment policies, principal underwriter or any investment adviser (provided that disregarding such voting instructions is reasonable and subject to the other provisions of paragraphs (b)(5)(ii), (b)(7)(ii)(B) and (b)(7)(ii)(C) of Rules 6e-2 and 6e-3(T)).

In the case of a change in the investment policies of the underlying investment company, the insurance company, in order to disregard contract owner voting instructions, must make a good faith determination that such a change either would: (1) violate state law, or (2) result in investments that either (a) would not be consistent with the investment objectives of its separate account, or (b) would vary from the general quality and nature of investments and investment techniques used by other separate accounts of the company, or of an affiliated life insurance company with similar investment objectives.15

Both Rule 6e-2 and Rule 6e-3(T) generally recognize that a variable life insurance contract is primarily a life insurance contract containing many important elements unique to life insurance contracts and subject to extensive state insurance regulation.  In adopting subparagraph (b)(15)(iii) of these Rules, the Commission implicitly recognized that state insurance regulators have authority, pursuant to state insurance laws or regulations, to disapprove or require changes in investment policies, investment advisers, or principal underwriters.16

The sale of Variable Fund Shares to Qualified Plans, Advisers, or General Accounts will not have any impact on the exemptions requested herein regarding the disregard of pass-through voting rights.  Shares sold to Qualified Plans will be held by such Qualified Plans.  The exercise of voting rights by Qualified Plans, whether by trustees, participants, beneficiaries, or investment managers engaged by the Qualified Plans, does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts.  With respect to Qualified Plans, which are not registered as investment companies under the 1940 Act, there is no requirement to pass through voting rights to Qualified Plan participants.  Indeed, to the contrary, applicable law expressly reserves voting rights associated with Qualified Plan assets to certain specified persons.  For example, for many Qualified Plans, under Section 403(a) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), shares of an investment company sold to a Qualified Plan must be held by the trust(s) funding the Qualified Plan.  Section 403(a) also provides that the trustee(s) of such trusts must have exclusive authority and discretion to manage and control the Qualified Plan, with two exceptions: (1) when the Qualified Plan expressly provides that the trustee(s) are subject to the direction of a named fiduciary who is not a trustee, in which case the trustee(s) are subject to proper directions made in accordance with the terms of the Qualified Plan and not contrary to ERISA, and (2) when the authority to manage, acquire, or dispose of assets of the Qualified Plan is delegated to one or more investment managers pursuant to Section 402(c)(3) of ERISA.  For such Qualified Plans, unless one of the above two exceptions stated in Section 403(a) applies, Qualified Plan trustees have the exclusive authority and responsibility for voting investment company shares (or related proxies) held by their Qualified Plan.

________________
15 See Rule 6e-2(b)(5)(ii) and Rule 6e-3(T)(b)(5)(ii).

16 Investment Company Act Release No. 9432 (Oct 18, 1976) (adopting Rule 6e-2 under the 1940 Act). The Commission also expressly recognized that state insurance regulators have authority to require an insurance company to draw from its general account to cover the costs imposed upon it by a change approved by variable contract owners over the insurance company’s objection. Inv. Co. Act Rel. No. 8000 (Sep. 20, 1973) (proposing to amend Rule 3c-4). The Commission, therefore, considered such exemptions necessary “to assure the solvency of the life insurer and performance of its contractual obligations by enabling an insurance regulatory authority or the life insurer to act when certain proposals reasonably could be expected to increase the risks undertaken by the life insurer.” Inv. Co. Act Rel. No. 9104 (Dec. 30, 1975) (proposing Rule 6e-2). The Commission referred to the same rationale in granting an exemption that formed the basis for Rule 6e-2. See Equitable Variable Life Insurance Company et al., Inv. Co. Act Rel. No. 8888 (Aug. 13, 1975) (notice), Inv. Co. Act Rel. No. 8992 (Oct. 16, 1975) (order). In this respect, flexible premium variable life insurance contracts are very similar to scheduled premium variable life insurance contracts and therefore the corresponding provisions of Rule 6e-3(T) undoubtedly were adopted in recognition of the same factors.

If a named fiduciary to a Qualified Plan appoints an investment manager, the investment manager has the responsibility to vote the shares held, unless the right to vote such shares is reserved to the trustee(s) or another named fiduciary.  The Qualified Plans may have their trustee(s) or other fiduciaries exercise voting rights attributable to investment securities held by the Qualified Plans in their discretion.  Some Qualified Plans, however, may provide for the trustee(s), an investment adviser (or advisers), or another named fiduciary to exercise voting rights in accordance with instructions from Qualified Plan participants.

When a Qualified Plan does not provide participants with the right to give voting instructions, Applicants do not see any potential for material irreconcilable conflicts of interest between or among the Variable Contract owners and Qualified Plan participants with respect to voting of the respective Variable Fund Shares.  Accordingly, unlike the circumstances surrounding Separate Accounts, because Qualified Plans are not required to pass through voting rights to participants, the issue of resolution of material irreconcilable conflicts of interest should not arise with respect to voting Variable Fund Shares.

In addition, if a Qualified Plan were to hold a controlling interest in a Variable Fund, Applicants do not believe that such control would disadvantage other investors in such Variable Fund to any greater extent than is the case when any institutional shareholder holds a majority of the shares of any open-end management investment company.  In this regard, Applicants submit that investment in a Variable Fund by a Qualified Plan will not create any of the voting complications occasioned by Separate Account investments in the Variable Fund.  Unlike Separate Account investments, Qualified Plan voting rights cannot be frustrated by veto rights of Participating Insurance Companies or state insurance regulators.

Where a Qualified Plan provides participants with the right to instruct the trustee(s) as to how to vote Variable Fund Shares, Applicants see no reason why such participants generally or those in a particular Qualified Plan, either as a single group or in combination with participants in other Qualified Plans, would vote in a manner that would disadvantage Variable Contract owners.  The purchase of Shares by Qualified Plans that provide voting rights does not present any complications not otherwise occasioned by mixed or shared funding.

Similarly, Advisers and General Accounts of Participating Insurance Companies are not subject to any pass-through voting rights.  Accordingly, unlike the circumstances surrounding Separate Account investments in Shares of the Variable Funds, the issue of the resolution of any material irreconcilable conflicts with respect to voting is not present with respect to Advisers or General Accounts of Participating Insurance Companies.

C.	Lack of Conflicts

i.	Mixed and Shared Funding

Applicants recognize that the Commission’s primary concern with respect to mixed funding, extended mixed funding and shared funding issues is the potential for irreconcilable conflicts between the interests of owners of variable life insurance contracts and those of other investors in an open-end investment company serving as an investment vehicle for such contracts.  The prohibitions on mixed and shared funding might reflect concern regarding possible different investment motivations among investors.  When Rule 6e-2 was first adopted, variable annuity separate accounts could invest in mutual funds whose shares were also offered to the general public.  Therefore, the Commission staff may have been concerned with the potentially different investment motivations of public shareholders and owners of variable life insurance contracts.  There also may have been some concern with respect to the problems of permitting a state insurance regulatory authority to affect the operations of a publicly available mutual fund and the investment decisions of public shareholders.

For reasons unrelated to the 1940 Act, however, Revenue Ruling 81-225 (Sept. 25, 1981) effectively deprived variable annuity contracts funded by publicly available mutual funds of their tax-benefited status.  The Tax Reform Act of 1984 codified the prohibition against the use of publicly available mutual funds as an investment vehicle for both variable annuity contracts and variable life insurance contracts.  In particular, Section 817(h) of the Code, in effect, requires that the investments made by both variable annuity and variable life insurance separate accounts be “adequately diversified.” If such a separate account is organized as part of a “two-tiered” arrangement where the account invests in shares of an underlying open-end investment company (i.e., an underlying fund), the diversification test will be applied to the underlying fund (or to each of several underlying funds), rather than to the separate account itself, but only if “all of the beneficial interests” in the underlying fund “are held by one or more insurance companies (or affiliated companies) in their general account or in segregated asset accounts.” Accordingly, a separate account that invests in a publicly available mutual fund will not be adequately diversified for these purposes.  As a result, any underlying fund, including the Variable Funds, that sells Shares to VA Accounts or VLI Accounts, would, in effect, be precluded from also selling its Shares to the public.  Consequently, the Variable Funds may not sell their Shares to the public.

The rights of an insurance company or a state insurance regulator to disregard the voting instructions of owners of Variable Contracts is not inconsistent with either mixed funding or shared funding.  The National Association of Insurance Commissioners Variable Life Insurance Model Regulation (the “NAIC Model Regulation”) suggests that it is unlikely that insurance regulators would find an underlying fund’s investment policy, investment adviser or principal underwriter objectionable for one type of Variable Contract but not another type.17  The NAIC Model Regulation has long permitted the use of a single underlying fund for different separate accounts.18

Moreover, Article VI, Section 3 of the NAIC Model Regulation has been amended to remove a previous prohibition on one separate account investing in another separate account.19 Lastly, the NAIC Model Regulation does not distinguish between scheduled premium and flexible premium variable life insurance contracts. The NAIC Model Regulation, therefore, reflects the NAIC’s apparent confidence that such combined funding is appropriate and that state insurance regulators can adequately protect the interests of owners of all variable contracts.

Shared funding by unaffiliated insurance companies does not present any issues that do not already exist where a single insurance company is licensed to do business in several or all states.  A particular state insurance regulator could require action that is inconsistent with the requirements of other states in which the insurance company offers its contracts.  However, the fact that different insurers may be domiciled in different states does not create a significantly different or enlarged problem.

Shared funding by unaffiliated insurers, in this respect, is no different than the use of the same investment company as the funding vehicle for affiliated insurers, which Rules 6e-2(b)(15) and 6e-3(T)(b)(15) permit.  Affiliated insurers may be domiciled in different states and be subject to differing state law requirements.  Affiliation does not reduce the potential, if any exists, for differences in state regulatory requirements.  In any event, the conditions set forth below are designed to safeguard against, and provide procedures for resolving, any adverse effects that differences among state regulatory requirements may produce.  If a particular state insurance regulator’s decision conflicts with the majority of other state regulators, then the affected Participating Insurance Company will be required to withdraw its separate account investments in the relevant Variable Fund.  This requirement will be provided for in the Participation Agreement that will be entered into by Participating Insurance Companies with the relevant Variable Fund.

Rules 6e-2(b)(15) and 6e-3(T)(b)(15) give Participating Insurance Companies the right to disregard the voting instructions of VLI Contract owners in certain circumstances.  This right derives from the authority of state insurance regulators over Separate Accounts.  Under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), a Participating Insurance Company may disregard VLI Contract owner voting instructions only with respect to certain specified items.  Affiliation does not eliminate the potential, if any exists, for divergent judgments as to the advisability or legality of a change in investment policies, principal underwriter or investment adviser initiated by such VLI Contract owners.  The potential for disagreement is limited by the requirements in Rules 6e-2 and 6e-3(T) that the Participating Insurance Company’s disregard of voting instructions be reasonable and based on specific good faith determinations.

________________
17 Article VI, Section 1.9 of the NAIC Model Regulation was amended to remove a previous requirement that variable annuity contracts could not be issued through a separate account through which variable life insurance contracts are being issued.

18 See, e.g., NAIC Model Regulations, Section 6(D)(3) (permitting investment in underlying fund without limits on mixed or shared funding).

19 See, e.g., NAIC Model Regulations, Section 2 (definition of "variable life insurance policy").

A particular Participating Insurance Company’s disregard of voting instructions, nevertheless, could conflict with the voting instructions of a majority of VLI Contract owners.  The Participating Insurance Company’s action possibly could be different than the determination of all or some of the other Participating Insurance Companies (including affiliated insurers) that the voting instructions of VLI Contract owners should prevail, and either could preclude a majority vote approving the change or could represent a minority view.  If the Participating Insurance Company’s judgment represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the relevant Variable Fund’s election, to withdraw its Separate Accounts’ investments in the relevant Variable Fund.  No charge or penalty will be imposed as a result of such withdrawal.  This requirement will be provided for in the Participation Agreement entered into by the Participating Insurance Companies with the relevant Variable Fund.

There is no reason why the investment policies of a Variable Fund would or should be materially different from what these policies would or should be if the Variable Fund supported only VA Accounts or VLI Accounts supporting flexible premium or scheduled premium VLI Contracts.  Each type of insurance contract is designed as a long-term investment program.

Each Variable Fund will be managed to attempt to achieve its specified investment objective, and not favor or disfavor any particular Participating Insurance Company or type of insurance contract.  There is no reason to believe that different features of various types of Variable Contracts will lead to different investment policies for each or for different VLI Accounts and VA Accounts.  The sale of Variable Contracts and ultimate success of all VA Accounts and VLI Accounts depends, at least in part, on satisfactory investment performance, which provides an incentive for each Participating Insurance Company to seek optimal investment performance.

Furthermore, no single investment strategy can be identified as appropriate to a particular Variable Contract.  Each “pool” of VLI Contract and VA Contract owners is composed of individuals of diverse financial status, age, insurance needs and investment goals.  A Variable Fund supporting even one type of Variable Contract must accommodate these diverse factors in order to attract and retain purchasers.  Permitting mixed and shared funding will provide economic support for the continuation of the Variable Funds.  Mixed and shared funding will broaden the base of potential Variable Contract owner investors, which may facilitate the establishment of additional Variable Funds serving diverse goals.

ii.	Lack of Conflicts — Qualified Plans, Advisers and General Accounts

Applicants do not believe that the sale of the Shares to Qualified Plans, Advisers, or General Accounts will increase the potential for material irreconcilable conflicts of interest between or among different types of investors.  In particular, Applicants see very little potential for such conflicts beyond those that would otherwise exist between owners of VLI Contracts and VA Contracts.  Applicants submit that either there are no conflicts of interest or that there exists the ability by the affected parties to resolve such conflicts consistent with the best interests of VLI Contract owners, VA Contract owners and Qualified Plan participants.

a)	Section 817(h) of the Code

Applicants considered whether there are any issues raised under the Code, Treasury Regulations, or Revenue Rulings thereunder, if Qualified Plans, Separate Accounts, Advisers, and General Accounts all invest in the same Variable Fund.  Section 817(h) of the Code is the culmination of a series of Revenue Rulings aimed at the control of investments by owners of Variable Contracts.  Section 817(h) is the only Section of the Code that discusses insurance company separate accounts.  Treasury Regulation 1.817-5, which establishes the diversification requirements for underlying funds, specifically permits, among other things, “qualified pension or retirement Qualified Plans,” a fund’s investment “manager” and certain related persons, the “general account of a life insurance company” and certain related persons, VLI Accounts and VA Accounts to invest in the same underlying fund.  For this reason, Applicants have concluded that neither the Code, nor the Treasury Regulations nor Revenue Rulings thereunder present any inherent conflicts of interest if Qualified Plans, Advisers, General Accounts, VLI Accounts and VA Accounts all invest in the same Variable Fund.

b)	Tax Treatment of Distributions

Applicants note that, while there are differences in the manner in which distributions from separate accounts and Qualified Plans are taxed, these differences have no impact on the Variable Funds.  When distributions are to be made, and a Separate Account or Qualified Plan is unable to net purchase payments to make distributions, the Separate Account or Qualified Plan will redeem Shares of the relevant Variable Fund at its net asset values in conformity with Rule 22c-1 under the Act (without the imposition of any sales charge) to provide proceeds to meet distribution needs.  A Participating Insurance Company will then make distributions in accordance with the terms of its Variable Contracts, and a Qualified Plan will then make distributions in accordance with the terms of the Qualified Plan.

c)	Voting Rights

Applicants considered whether it is possible to provide an equitable means of giving voting rights to Variable Contract owners, Qualified Plans, Advisers, and General Accounts.  In connection with any meeting of Variable Fund shareholders, the Variable Fund will inform each Participating Insurance Company (with respect to its Separate Accounts and General Account), Adviser(s), and Qualified Plan of its share holdings and provide other information necessary for such shareholders to participate in the meeting (e.g., proxy materials).  Each Participating Insurance Company then will solicit voting instructions from owners of VLI Contracts and VA Contracts in accordance with Rules 6e-2 or 6e-3(T), or Section 12(d)(1)(E)(iii)(aa) of the 1940 Act, as applicable, and its Participation Agreement with the relevant Variable Fund.  Shares of a Variable Fund that are held by Adviser or a General Account will generally be voted in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights.  However, the Adviser or General Account will vote its Shares in such other manner as may be required by the Commission or its staff.  Shares held by Qualified Plans will be voted in accordance with applicable law.  The voting rights provided to Qualified Plans with respect to the Shares would be no different from the voting rights that are provided to Qualified Plans with respect to shares of mutual funds sold to the general public.  Furthermore, if a material irreconcilable conflict arises because of a Qualified Plan’s decision to disregard Qualified Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Qualified Plan may be required, at the election of the relevant Variable Fund, to withdraw its investment in the Variable Fund, and no charge or penalty will be imposed as a result of such withdrawal.

d)	Senior Securities

Applicants do not believe that the ability of a Variable Fund to sell its Shares to a Qualified Plan, Advisers or General Account gives rise to a senior security.  “Senior Security” is defined in Section 18(g) of the Act to include “any stock of a class having priority over any other class as to distribution of assets or payment of dividends.” As noted above, regardless of the rights and benefits of participants under Qualified Plans or owners of Variable Contracts, VLI Accounts, VA Accounts, Qualified Plans, Advisers, and General Accounts only have, or will only have, rights with respect to their respective Shares of a Variable Fund.  These parties can only redeem such Shares at net asset value.  No shareholder of a class of the Variable Fund has any preference over any other shareholder of the class with respect to distribution of assets or payment of dividends.

e)	The Veto Power of State Insurance Commissioners

Applicants do not believe that the veto power of state insurance commissioners over certain potential changes to Fund investment objectives approved by Variable Contract owners creates conflicts between the interests of such owners and the interests of Qualified Plan participants, Advisers or General Accounts.  Applicants note that a basic premise of corporate democracy and shareholder voting is that not all shareholders may agree with a particular proposal.  Their interests and opinions may differ, but this does not mean that inherent conflicts of interest exist between or among such shareholders or that occasional conflicts of interest that do occur between or among them are likely to be irreconcilable.

Although Participating Insurance Companies may have to overcome regulatory impediments in redeeming Shares of a Variable Fund held by their Separate Accounts, the Qualified Plans and participants in participant-directed Qualified Plans can make decisions quickly and redeem their Shares in a Variable Fund and reinvest in another investment company or other funding vehicle without impediments, or as is the case with most Qualified Plans, hold cash pending suitable investment.  As a result, conflicts between the interests of Variable Contract owners and the interests of Qualified Plans and Qualified Plan participants can usually be resolved quickly since the Qualified Plans can, on their own, redeem their Variable Fund Shares.  Advisers and General Accounts can similarly redeem their Shares of a Variable Fund and make alternative investments at any time.

f)	Potential Future Conflicts Arising from Tax Law Changes

Finally, Applicants considered whether there is a potential for future conflicts of interest between Participating Insurance Companies and Qualified Plans created by future changes in the tax laws.  Applicants do not see any greater potential for material irreconcilable conflicts arising between the interests of Variable Contract owners and Qualified Plan participants from future changes in the federal tax laws than that which already exists between VLI Contract owners and VA Contract owners.

Applicants recognize that the foregoing is not an all-inclusive list, but rather is representative of issues that they believe are relevant to this Application.  Applicants believe that the discussion contained herein demonstrates that the sale of Variable Fund Shares to Qualified Plans would not increase the risk of material irreconcilable conflicts between the interests of Qualified Plan participants and Variable Contract owners or other investors.  Further, Applicants submit that the use of the Variable Funds with respect to Qualified Plans is not substantially dissimilar from each Variable Fund’s current and anticipated use, in that Qualified Plans, like Separate Accounts, are generally long-term investors.

iii.	Fund Operations

Applicants assert that permitting a Variable Fund to sell its Shares to an Adviser, or to the General Account of a Participating Insurance Company, will enhance management of each Variable Fund without raising significant concerns regarding material irreconcilable conflicts among different types of investors.

A potential source of initial capital is a Variable Fund’s Adviser, or a Participating Insurance Company.  Either of these parties may have an interest in making a capital investment and in assisting a Variable Fund in its organization.  However, provision of seed capital or the purchase of Shares in connection with the management of a Variable Fund by an Adviser, or by a Participating Insurance Company, may be deemed to violate the exclusivity requirement of Rule 6e-2(b)(15) and/or Rule 6e-3(T)(b)(15).

Given the conditions of Treasury Regulation 1.817-5(f)(3) and the harmony of interest between a Variable Fund, on the one hand, and an Adviser or a Participating Insurance Company, on the other, Applicants assert that little incentive for overreaching exists.  Furthermore, such investment should not implicate the concerns discussed above regarding the creation of material irreconcilable conflicts.  Instead, permitting investments by an Adviser, or by a General Account of a Participating Insurance Company, will permit the orderly and efficient creation and operation of a Variable Fund, and reduce the expense and uncertainty of using outside parties at the early stages of the Variable Fund’s operations.

iv.	General Grounds for Relief

Various factors have limited the number of insurance companies that offer Variable Contracts.  These factors include the costs of organizing and operating a funding vehicle, certain insurers’ lack of experience with respect to investment management, and the lack of name recognition by the public of certain insurance companies as investment experts.  In particular, some smaller life insurance companies may not find it economically feasible, or within their investment or administrative expertise, to enter the Variable Contract business on their own.  Use of the Variable Funds as a common investment vehicle for Variable Contracts would reduce or eliminate these concerns.  Mixed and shared funding should also provide several benefits to owners of Variable Contracts by eliminating a significant portion of the costs of establishing and administering separate underlying Variable Funds.

Participating Insurance Companies will benefit not only from the investment and administrative expertise of the Variable Fund’s Adviser, but also from the potential cost efficiencies and investment flexibility afforded by larger Variable Funds.  Mixed and shared funding also would permit a greater amount of assets available for investment by a Variable Fund, thereby promoting economies of scale, by permitting increased safety through greater diversification, or by making the addition of new Variable Funds more feasible.  Therefore, making the Variable Funds available for mixed and shared funding will encourage more insurance companies to offer Variable Contracts.  This should result in increased competition with respect to both Variable Contract design and pricing, which can in turn be expected to result in more product variety.  Applicants also assert that sale of Shares in a Variable Fund to Qualified Plans, in addition to VLI Accounts and VA Accounts, will result in an increased amount of assets available for investment in a Variable Fund.  This may benefit Variable Contract owners by promoting economies of scale, permitting increased safety of investments through greater diversification, and making the addition of new Variable Funds more feasible.

Applicants also submit that, regardless of the type of shareholder in a Variable Fund, an Adviser is or would be contractually and otherwise obligated to manage the Variable Fund solely and exclusively in accordance with the Variable Fund’s investment objectives, policies and restrictions, as well as any guidelines established by the Variable Fund’s Board.  Thus, each Variable Fund will be managed in the same manner as any other mutual fund.

Applicants see no significant legal impediment to permitting mixed funding, extended mixed funding and shared funding.  Separate Accounts historically have been employed to accumulate shares of mutual funds that are not affiliated with the depositor or sponsor of the Separate Account.  In particular, Applicants assert that sales of Variable Fund Shares, as described above, will not have any adverse federal income tax consequences to other investors in such a Variable Fund.

In addition, Applicants note that the Commission has issued numerous orders permitting mixed funding, extended mixed funding and shared funding.20  Therefore, granting the exemptions requested herein is in the public interest and, as discussed above, will not compromise the regulatory purposes of Sections 9(a), 13(a), 15(a), or 15(b) of the Act or Rules 6e-2 or 6e-3(T) thereunder.

________________
20 See note 12 above.

VI.	CONDITIONS FOR RELIEF

Applicants automatically consent to the following conditions with respect to each Variable Fund:

1.
A majority of the Board of each Variable Fund will consist of persons who are not “interested persons” of the Variable Fund , as defined by Section 2(a)(19) of the 1940 Act, and the rules thereunder, and as modified by any applicable orders of the Commission, except that if this condition is not met by reason of death, disqualification or bona fide resignation of any trustee or trustees, then the operation of this condition will be suspended: (a) for a period of 90 days if the vacancy or vacancies may be filled by the Board; (b) for a period of 150 days if a vote of shareholders is required to fill the vacancy or vacancies; or (c) for such longer period as the Commission may prescribe by order upon application, or by future rule.

2.
The Board will monitor a Variable Fund for the existence of any material irreconcilable conflict between and among the interests of the owners of all VLI Contracts and VA Contracts and participants of all Qualified Plans investing in the Variable Fund, and determine what action, if any, should be taken in response to such conflicts.  A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of the Variable Fund are being managed; (e) a difference in voting instructions given by VA Contract owners, VLI Contract owners, and Qualified Plans or Qualified Plan participants; (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners; or (g) if applicable, a decision by a Qualified Plan to disregard the voting instructions of Qualified Plan participants.

3.
Participating Insurance Companies (on their own behalf, as well as by virtue of any investment of General Account assets in a Variable Fund), the Advisers, and any Qualified Plan that executes a participation agreement upon its becoming an owner of 10% or more of the assets of a Variable Fund (collectively, “Participants”) will report any potential or existing conflicts to the Board.  Each Participant will be responsible for assisting the Board in carrying out the Board’s responsibilities under these conditions by providing the Board with all information reasonably necessary for the Board to consider any issues raised.  This responsibility includes, but is not limited to, an obligation by each Participating Insurance Company to inform the Board whenever Variable Contract owner voting instructions are disregarded, and, if pass-through voting is applicable, an obligation by each trustee for a Qualified Plan to inform the Board whenever it has determined to disregard Qualified Plan participant voting instructions.  The responsibility to report such information and conflicts, and to assist the Board, will be a contractual obligation of all Participating Insurance Companies under their Participation Agreement with a Variable Fund, and these responsibilities will be carried out with a view only to the interests of the Variable Contract owners.  The responsibility to report such information and conflicts, and to assist the Board, also will be contractual obligations of all Qualified Plans under their Participation Agreement with a Variable Fund, and such agreements will provide that these responsibilities will be carried out with a view only to the interests of Qualified Plan participants.

4.
If it is determined by a majority of the Board, or a majority of the disinterested trustees of the Board, that a material irreconcilable conflict exists, then the relevant Participant will, at its expense and to the extent reasonably practicable (as determined by a majority of the disinterested trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (a) withdrawing the assets allocable to some or all of their VLI Accounts or VA Accounts from the Variable Fund and reinvesting such assets in a different investment vehicle, including another Variable Fund; (b) in the case of a Participating Insurance Company, submitting the question as to whether such segregation should be implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., VA Contract owners or VLI Contact owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Contract owners the option of making such a change; (c) withdrawing the assets allocable to some or all of the Qualified Plans from the affected Variable Fund and reinvesting them in a different investment medium; and (d) establishing a new registered management investment company or managed Separate Account.  If a material irreconcilable conflict arises because of a decision by a Participating Insurance Company to disregard Variable Contract owner voting instructions, and that decision represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the election of the Variable Fund, to withdraw such Participating Insurance Company’s VLI Account and VA Account investments in the Variable Fund, and no charge or penalty will be imposed as a result of such withdrawal.  If a material irreconcilable conflict arises because of a Qualified Plan’s decision to disregard Qualified Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Qualified Plan may be required, at the election of the Variable Fund, to withdraw its investment in the Variable Fund, and no charge or penalty will be imposed as a result of such withdrawal.  The responsibility to take remedial action in the event of a Board determination of a material irreconcilable conflict and to bear the cost of such remedial action will be a contractual obligation of all Participants under their Participation Agreement with a Variable Fund, and these responsibilities will be carried out with a view only to the interests of Variable Contract owners or, as applicable, Qualified Plan participants.

For purposes of this Condition 4, a majority of the disinterested trustees of the Board   will determine whether or not any proposed action adequately remedies any material irreconcilable conflict, but, in no event, will the Variable Fund or its investment adviser be required to establish a new funding vehicle for any Variable Contract or Qualified Plan.  No Participating Insurance Company will be required by this Condition 4 to establish a new funding vehicle for any Variable Contract if any offer to do so has been declined by vote of a majority of the Variable Contract owners materially and adversely affected by the material irreconcilable conflict.  Further, no Qualified Plan will be required by this Condition 4 to establish a new funding vehicle for the Qualified Plan if: (a) a majority of the Qualified Plan participants materially and adversely affected by the irreconcilable material conflict vote to decline such offer, or (b) pursuant to documents governing the Qualified Plan, the Qualified Plan trustee makes such decision without a Qualified Plan participant vote.

5.	The determination by the Board of the existence of a material irreconcilable conflict and its implications will be made known in writing promptly to all Participants.

6.
Participating Insurance Companies will provide pass-through voting privileges to all Variable Contract owners whose Variable Contracts are issued through registered VLI Accounts or registered VA Accounts for as long as the Commission continues to interpret the 1940 Act as requiring such pass-through voting privileges.  However, as to Variable Contracts issued through VA Accounts or VLI Accounts not registered as investment companies under the Act, pass-through voting privileges will be extended to owners of such Variable Contracts to the extent granted by the Participating Insurance Company.  Accordingly, such Participating Insurance Companies, where applicable, will vote the Shares of each Variable Fund held in their VLI Accounts and VA Accounts in a manner consistent with voting instructions timely received from Variable Contract owners.  Participating Insurance Companies will be responsible for assuring that each of their Separate Accounts investing in a Variable Fund calculates voting privileges in a manner consistent with all other Participating Insurance Companies investing in that Variable Fund.

7.
The obligation to calculate voting privileges as provided in this Application shall be a contractual obligation of all Participating Insurance Companies under their Participation Agreement with the Variable Fund.  Each Participating Insurance Company will vote Shares of each Variable Fund held in its Separate Accounts for which no timely voting instructions are received, as well as Shares held in its General Account or otherwise attributed to it, in the same proportion as those Shares for which voting instructions are received.  Each Qualified Plan will vote as required by applicable law, governing Qualified Plan documents and as provided in this Application.

8.
As long as the Commission continues to interpret the 1940 Act as requiring that pass-through voting privileges be provided to Variable Contract owners, a Variable Fund Adviser, or any General Account, will vote its respective Shares of the Variable Fund in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights; provided, however, that such Adviser or General Account shall vote its Shares in such other manner as may be required by the Commission or its staff.

9.
Each Variable Fund will comply with all provisions of the 1940 Act requiring voting by shareholders (which, for these purposes, shall be the persons having a voting interest in its Shares), and, in particular, the Variable Fund will either provide for annual meetings (except to the extent that the Commission may interpret Section 16 of the 1940 Act not to require such meetings) or comply with Section 16(c) of the Act (although the Trust is not, or will not be, one of those trusts of the type described in Section 16(c) of the 1940 Act), as well as with Section 16(a) of the 1940 Act and, if and when applicable, Section 16(b) of the 1940 Act.  Further, each Variable Fund will act in accordance with the Commission’s interpretations of the requirements of Section 16(a) with respect to periodic elections of trustees and with whatever rules the Commission may promulgate thereunder.

10.
A Variable Fund will make its Shares available to the VLI Accounts, VA Accounts, and Qualified Plans at or about the time it accepts any seed capital from its Adviser, or from the General Account of a Participating Insurance Company.

11.
Each Variable Fund has notified, or will notify, all Participants that disclosure regarding potential risks of mixed and shared funding may be appropriate in VLI Account and VA Account prospectuses or Qualified Plan documents.  Each Variable Fund will disclose, in its prospectus that: (a) Shares of the Variable Fund may be offered to both VA Accounts and VLI Accounts and, if applicable, to Qualified Plans; (b) due to differences in tax treatment and other considerations, the interests of various Variable Contract owners participating in the Variable Fund and the interests of Qualified Plan participants investing in the Variable Fund, if applicable, may conflict; and (c) the Trust’s Board will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflicts.

12.
If and to the extent Rule 6e-2 and Rule 6e-3(T) under the 1940 Act are amended, or proposed Rule 6e-3 under the 1940 Act is adopted, to provide exemptive relief from any provision of the 1940 Act, or the rules thereunder, with respect to mixed or shared funding, on terms and conditions materially different from any exemptions granted in the order requested in this Application, then each Variable Fund and/or Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 or 6e-3(T), as amended, or Rule 6e-3, to the extent such rules are applicable.

13.
Each Participant, at least annually, shall submit to the Board such reports, materials or data as the Board reasonably may request so that the trustees may fully carry out the obligations imposed upon the Board by the conditions contained in this Application.  Such reports, materials and data shall be submitted more frequently if deemed appropriate by the Board.  The obligations of the Participants to provide these reports, materials and data to the Board, when it so reasonably requests, shall be a contractual obligation of all Participants under their Participation Agreement with the Variable Fund.

14.
All reports of potential or existing conflicts received by the Board, and all Board action with regard to determining the existence of a conflict, notifying Participants of a conflict and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board or other appropriate records, and such minutes or other records shall be made available to the Commission upon request.

15.
Each Variable Fund will not accept a purchase order from a Qualified Plan if such purchase would make the Qualified Plan an owner of 10 percent or more of the assets of the Variable Fund unless the Qualified Plan executes an agreement with the Variable Fund governing participation in the Variable Fund that includes the conditions set forth herein to the extent applicable.  A Qualified Plan will execute an application containing an acknowledgement of this condition at the time of its initial purchase of Shares.

VII.	CONCLUSION

Applicants request that the Commission issue an order pursuant to Section 6(c) of the 1940 Act granting exemptions from:

Sections 9(a), 13(a), 15(a), and 15(b) of the Act, and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder in cases where a scheduled premium or flexible premium VLI Account holds Shares of the Variable Funds and one or more of the following other types of investors also hold Shares of the Variable Funds: (i) VA Accounts and VLI Accounts of affiliated and unaffiliated Participating Insurance Companies; (ii) Qualified Plans; (iii) Advisers; and (iv) General Accounts of Participating Insurance Companies.

For all of the reasons explained above, Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

VIII.	PROCEDURAL MATTERS - COMMUNICATIONS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their respective addresses are as follows:

Managed Portfolio Series 615 East Michigan St. Milwaukee, WI 53202	U.S. Bancorp Fund Services, LLC 615 East Michigan St. Milwaukee, WI 53202	Tortoise Capital Advisors, L.L.C. 11550 Ash Street, Suite 300, Leawood, KS 66211

Please address all communications concerning this Application and the Notice and Order to:

Angela Pingel, Esq.
U.S. Bancorp Fund Services
MK-WI-T10F
777 East Wisconsin Ave.
Milwaukee, WI 53203
Phone: (414) 765-6121

Please address any questions concerning this Application and a copy of any communications, Notice and Order to:

Thomas G. Sheehan, Esq.
Bernstein Shur
100 Middle Street
Portland, ME 04105
Phone: (207) 228 7165

IX.	AUTHORIZATION

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so. All requirements of the agreement and declaration of trust, bylaws, articles of incorporation and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application. The authorizations required by Rule 0-2(c) under the 1940 Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the 1940 Act are included in this Application as Exhibit B-1 and Exhibit B-2.

[Remainder of this Page intentionally left blank]

Applicants request that the Commission issue an Order without a hearing pursuant to Rule 0-5 under the 1940 Act

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, each of the applicants has caused this Application to be duly signed on its behalf in the location of its primary business on this, the 11th day of September, 2014.

Managed Portfolio Series, on behalf of its Series By: /s/ James R. Arnold Name: James R. Arnold Title: President
U.S. Bancorp Fund Services, LLC By: /s/ James R. Arnold Name: James R. Arnold Title: Senior Vice President
Tortoise Capital Advisors, L.L.C. By: /s/ Michelle R. Kelly Name: Michelle R. Kelly Title: Managing Director

EXHIBIT INDEX

Exhibit A-1
Authorization of Managed Portfolio Series

Exhibit A-2
Authorization of U.S. Bancorp Fund Services, LLC

Exhibit A-3
Authorization of Tortoise Capital Advisors, L.L.C.

Exhibit B-1
Verifications of Managed Portfolio Series

Exhibit B-2
Verification of U.S. Bancorp Fund Services, LLC

Exhibit B-3
Verification of Tortoise Capital Advisors, L.L.C.

EXHIBIT A-1

Authorization of Managed Portfolio Series
Secretary's Certificate

I, Angela Pingel, Secretary of Managed Portfolio Series, a Delaware statutory trust (the "Trust"), having its principal place of business in the City of Milwaukee, County of Milwaukee, State of Wisconsin, do hereby certify that:

Attached is a true and correct copy of the resolutions adopted by the Board of Trustees of the Trust effective as of November 12, 2013.

IN WITNESS WHEREOF, I have hereupon set my hand this 11th day of September, 2014.

By: /s/ Angela Pingel Name: Angela Pingel Title: Secretary

MEETING OF THE BOARD OF TRUSTEES OF
MANAGED PORTFOLIO SERIES

Approval to Pursue Mixed and Shared Funding Exemptive Relief for Tortoise Fund

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed on behalf of the Trust and in its name: (1) to execute and cause to be filed with the SEC an application (the “Application”) for an order of exemption under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”) for an exemption from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder; and (2) to execute and cause to be filed with the SEC any and all amendments to such Application which in the discretion of the officer or officers executing such amendment may appear necessary or desirable, in consultation with legal counsel, in such form as such officer or officers shall approve in his discretion, in each case as conclusively evidenced by his signature(s) thereon; and

FURTHER RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized and directed to take such further action, in consultation with legal counsel, as such officer or officers shall in his discretion consider necessary or desirable in order to effectuate the intent of the foregoing resolution.

EXHIBIT A-2

Authorization of U.S. Bancorp Fund Services, LLC

I, Robert J. Kern, Executive Vice-President of U.S. Bancorp Fund Services, LLC ("USBFS"), having its principal place of business in the City of Milwaukee, State of Wisconsin, do hereby certify that: James R. Arnold is authorized to sign and file this document on behalf of U.S. Bancorp Fund Services, LLC pursuant to the general authority vested in him as Senior Vice President.

IN WITNESS WHEREOF, I have hereupon set my hand this 11th day of September, 2014.

By: /s/ Robert J. Kern Name: Robert J. Kern Title: Executive Vice President

EXHIBIT A-3

Authorization of Tortoise Capital Advisors, L.L.C.

I, Diane Bono, Chief Compliance Officer  of Tortoise Capital Advisors, L.L.C. ("Tortoise"), having its principal place of business in the City of Leawood, State of Kansas, do hereby certify that: Michelle R. Kelly is authorized to sign and file this document on behalf of Tortoise pursuant to the general authority vested in her as Managing Director.

IN WITNESS WHEREOF, I have hereupon set my hand this 11th day of September, 2014.

By: /s/ Diane Bono Name: Diane Bono Title: Chief Compliance Officer _

EXHIBIT B-1

Verification for Managed Portfolio Series

State of Wisconsin

County of Milwaukee, ss:

The undersigned states that he has duly executed the attached Application for and on behalf of Managed Portfolio Series (the "Trust"), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ James R. Arnold
Name:  James R. Arnold
Title:  President

Date:  September 11, 2014

EXHIBIT B-2

Verification for U.S. Bancorp Fund Services

State of Wisconsin

County of Milwaukee ss:

The undersigned states that he has duly executed the attached Application for and on behalf of U.S. Bancorp Fund Services, LLC (“USBFS”), that he is the Senior Vice President of USBFS and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:   /s/ James R. Arnold

Name: James R. Arnold
Title:  Senior Vice-President

Date:   September 11, 2014

EXHIBIT B-3

Verification for Tortoise Capital Advisors, L.L.C.

State of Kansas

County of Johnson ss:

The undersigned states that she has duly executed the attached Application for and on behalf of Tortoise Capital Advisors, L.L.C. (“Tortoise”), that she is the Managing Director of Tortoise and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further says that she is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:  /s/ Michelle R. Kelly

Name: Michelle R. Kelly
Title: Managing Director

Date:   September 11, 2014